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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                      Source Interlink Companies, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                  836151209
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                               (CUSIP Number)

                             Jonathan J. Ledecky
                        901 15th Street NW, Suite 950
                            Washington, DC 20005
                               (202) 261-6020

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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 30, 1999
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.         836151209                                 Page 2 of 6 Pages

                                                     SCHEDULE 13D

=====================================================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jonathan J. Ledecky

=====================================================================================================================
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) | |
                                                                                                             (b) | |

=====================================================================================================================
3        SEC USE ONLY

=====================================================================================================================
4        SOURCE OF FUNDS*
         00
=====================================================================================================================
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 | |

=====================================================================================================================
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
=====================================================================================================================
   NUMBER OF         7     SOLE VOTING POWER
    SHARES                 2,640,000
 BENEFICIALLY        ================================================================================================
   OWNED BY          8     SHARED VOTING POWER
     EACH                  0
  REPORTING          ================================================================================================
   PERSON            9     SOLE DISPOSITIVE POWER
     WITH                  2,640,000
                     ================================================================================================
                     10    SHARED DISPOSITIVE POWER
                           0
=====================================================================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,640,000
=====================================================================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   |X|

=====================================================================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.4% (1)
=====================================================================================================================
14       TYPE OF REPORTING PERSON
         IN
=====================================================================================================================

--------------
(1) Based upon 18,282,231 shares of Source Interlink Companies, Inc. Common Stock issued and outstanding as of May 23, 2003.


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CUSIP No.         836151209                              Page 3 of 6 Pages


         This Amendment No. 2 amends Amendment No. 1 to Schedule 13D filed on April 5, 1999 by Jonathan J. Ledecky ("Ledecky") relating to the common stock, par value $.01 per share (the "Common Stock") of Source Interlink Companies, Inc. ("Source" or the "Company").

ITEM 1.           SECURITY AND ISSUER:

            This statement relates to the Common Stock of Source. The address of the principal executive offices of Source is 27500 Riverview Center Blvd., Suite 400, Bonita Springs, Florida 34134.

ITEM 2.           IDENTITY AND BACKGROUND:

         This statement is filed by Jonathan J. Ledecky ("Ledecky"), an individual. Ledecky's business address is 901 15th Street NW, Suite 950, Washington, DC 20005. Ledecky's principal occupation is to make investments. Ledecky is a citizen of the United States of America.

            During the past five years, Ledecky (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ledecky was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            On January 7, 1999, Ledecky acquired 1,779,383 shares of Common Stock and 1,360,617 shares of Class A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), from Source pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among Source, an acquisition subsidiary of Source, Ledecky and certain other stockholders of U.S. Marketing Services, Inc. ("U.S. Marketing"). Pursuant to the Merger Agreement, U.S. Marketing merged into a wholly owned subsidiary of Source. Under the Merger Agreement, each share of U.S. Marketing held by Ledecky was converted into the right to receive .3626 shares of Common Stock and .2772 shares of Preferred Stock. On March 30, 1999, Ledecky acquired an additional 1,360,617 shares of Common Stock when each outstanding share of Preferred Stock converted automatically into one share of Common Stock upon the approval of such conversion by Source's stockholders.

            Also on January 7, 1999, Ledecky entered into a voting agreement (the "Voting Agreement") with S. Leslie Flegel ("Flegel"), Chairman and Chief Executive Officer of Source, whereby Ledecky agreed to vote the Common Stock held by him and issuable to him upon the conversion of the Preferred Stock held by him in the same manner as Flegel on matters pertaining to (1) the election of directors of Source, (2) ratification of Source's auditors,
(3) the composition of Source's senior management, (4) financing, (5) stock bonuses, options or incentive plans or programs for employees and consultants of Source, and amendments thereto, (6) amendments to the Articles of Incorporation of Source to increase the authorized capital of Source, and (7) similar matters pertaining to the day-to-day operations of Source. The Voting Agreement



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CUSIP No.         836151209                              Page 4 of 6 Pages


specifically excluded matters pertaining to fundamental changes in Source, including but not limited to mergers, acquisitions requiring shareholder approval, tender offers, sales of all or substantially all of Source's assets, changes in control of Source, and the issuance of capital stock of Source requiring shareholder approval. In connection with the Voting Agreement, Ledecky gave Flegel an irrevocable proxy to vote Ledecky's shares of Common Stock in accordance with the terms of the Voting Agreement. The Voting Agreement terminated on January 7, 2001, in accordance with its terms.

            Pursuant to the termination of the Voting Agreement, Ledecky and Flegel may no longer be a "group" for purposes of Section 13(d)(3) of the Act.

            The Merger Agreement and the Voting Agreement are incorporated by reference as exhibits to this statement. The preceding summaries of the Merger Agreement and the Voting Agreement, and the summaries of certain other agreements in this statement, are not intended to be complete descriptions and are qualified in their entirety by reference to the detailed provisions of such agreements.

ITEM 4.           PURPOSE OF TRANSACTION:

            The information set forth in Item 3 is incorporated herein by reference.

            Pursuant to the Certificate of Designation of the Preferred Stock, each share of Preferred Stock automatically converted into one share of Common Stock upon the approval of the conversion by the holders of a majority of the outstanding shares of Common Stock (disregarding any shares of Common Stock held by Ledecky and the other former U.S. Marketing stockholders) on March 30, 1999.

            In July 1999, Source and certain shareholders of the Company sold an aggregate of 4,000,000 shares of Common Stock in an underwritten public offering. In connection with the offering, certain selling shareholders, including Ledecky, granted the underwriters an option to purchase up to 600,000 additional shares from certain shareholders to cover over-allotments, if any. Pursuant to the over-allotment, Ledecky sold to underwriters an aggregate of 500,000 shares of Common Stock at a purchase price of $12.155 per share.

            Source, Ledecky and certain other shareholders entered into a Registration Rights Agreement, dated as of January 7, 1999 pursuant to which
(1) Source granted Ledecky and such other shareholders the right in certain circumstances to require Source to register their shares of Common Stock for resale under the Securities Act of 1933 and (2) Ledecky agreed not to sell any Common Stock without the consent of Source prior to January 7, 2000, except under certain circumstances.

            Ledecky holds the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of Source's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), and subject to certain arrangements described in this statement, Ledecky may from time to time acquire additional securities of Source or dispose of all or a portion of his investment in Source.


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CUSIP No.         836151209                              Page 5 of 6 Pages


            Except as described in this statement, Ledecky presently has no plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

            (a) Ledecky is the beneficial owner of 2,640,000 shares of Common Stock, or approximately 14.4% of the Common Stock (assuming there are 18,282,231 shares of Common Stock outstanding) as of May 23, 2003.

            (b) Ledecky has sole voting power and sole dispositive power over the 2,640,000 shares he beneficially owns.

            (c) Except as otherwise set forth in this statement, Ledecky has not effected any transactions in the Common Stock during the past 60 days.

            (d) No person other than Ledecky has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,640,000 shares of Common Stock beneficially owned by Ledecky.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

            1. Voting Agreement, dated as of January 7, 1999, by and between
S. Leslie Flegel and Jonathan J. Ledecky.*

            2. Agreement and Plan of Merger, dated as of January 7, 1999, by and among The Source Information Management Company, Source-U.S. Marketing Services, Inc., U.S. Marketing Services, Inc., Jonathan J. Ledecky,
James R. Gillis and Monte Weiner.*

            3. Conversion Voting Agreement, dated as of January 7, 1999, by and among the persons listed on Exhibit B thereto, Jonathan J. Ledecky, James R. Gillis and Monte Weiner.*

            4. Certificate of Designation of Series A Convertible Preferred Stock of The Source Information Management Company.*

            5. Registration Rights Agreement, dated as of January 7, 1999, by and among the Issuer, Ledecky, and certain other parties thereto.*

--------------
*Incorporated by reference to the Schedule 13D filed by Flegel on January 20, 1999.




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CUSIP No.         836151209                              Page 6 of 6 Pages


                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 15, 2003

                                            By: /s/ Jonathan J. Ledecky
                                               --------------------------------
                                               Jonathan J. Ledecky